================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2005

                         COMMISSION FILE NUMBER 1-13522

                                   ----------

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

                                   ----------

                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]           Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

================================================================================

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that this Report on Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the implementation of the reorganization agreement described below, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: the Company's ability to control Guangxi Yuchai Machinery Company Limited ("Yuchai"); the Company's ability to consolidate Yuchai's financial results; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; the Company's ability to successfully implement the agreement it reached with Yuchai in July 2003 and the reorganization agreement of April 2005; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and the effects of China becoming a member of the World Trade Organization. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OTHER EVENTS

1.   Declaration and payment of dividends

The board of directors of the Company has declared a dividend payment of US$0.39 per share, representing an interim ordinary dividend for the year ended December 31, 2004. This dividend will be paid to members whose names appeared on the register of members of the Company on June 13, 2005. The payment date of this dividend will be June 24, 2005.

The Company's board of directors declared such dividend following the Company's receipt of dividends from Yuchai. Pursuant to Section 1.5(c) of the Reorganization Agreement, dated April 7, 2005, among the Company, Yuchai and Coomber Investments Limited (the "Reorganization Agreement"), Yuchai declared and paid dividends to its shareholders for profits earned in the financial years ended December 31, 2003 and 2004 of Rmb 0.64 per share (US$0.08 per share). The Company accordingly received dividends of Rmb 231.3 million (US$27.9 million), based on the Company's 76.4% shareholding in Yuchai. The US$0.39 per share dividend being declared by the Company represents approximately 50% of the amount of dividends paid to the Company by Yuchai, as contemplated in Section 1.5(c) of the Reorganization Agreement.

2.   Changes to the Company's board of directors and committees

Mr. Tan Aik-Leang and Mr. Neo Poh Kiat have been appointed as directors of the Company. These appointments were confirmed by the Company's board of directors with effect from May 26, 2005 to fill vacancies on the board of directors. Mr. Tan and Mr. Neo, together with each of the other directors, will be eligible for re-election at the Company's next annual general meeting of shareholders.

Mr. Tan is an independent Risk Management Consultant to banks and other financial services institutions and is based in Hong Kong. Between 1973 and 2001, he has held various senior executive and managerial positions at the Dao Heng Bank Group in Hong Kong, the National Australia Bank Group in Australia and Hong Kong and The Bank of Nova Scotia in Canada. Mr. Tan is currently a Director of the Board of The Risk Management Association, Hong Kong Chapter (headquartered in U.S.A.) and a Fellow member of the Hong Kong Institute of Certified Public Accountants, CPA Australia, the Australasian Institute of Banking and Finance and the Institute of Canadian Bankers.

Mr. Neo is a Managing Director of Octagon Advisors Pte Ltd, a financial advisory firm in Singapore. Between 1976 to January 2005, he has held senior managerial positions with companies in the Development Bank of Singapore ("DBS") group and United Overseas Bank Ltd ("UOB"), including as Country Officer (China), Head - Corporate Banking (Greater China) at United Overseas Bank Ltd. Mr. Neo is currently a director of Octagon Advisors (Shanghai) Co. Ltd., Singapore International School Foundation Ltd (Hong Kong), and Asia Airfreight Terminal Co Ltd.

Separately, Mr. Liu Chee Ming has resigned as a member of the board of directors of the Company, as well as from the positions of Chairman of the Audit Committee and member of the Special Committee of the Company, with effect from May 26, 2005.

The current directors and executive officers of the Company are set forth below:

         NAME                              POSITION
         ----                              --------
         Teo Tong Kooi                     President and Director
         Gao Jia Lin                       Vice President and Director
         Kwek Leng Peck                    Director
         Gan Khai Choon                    Director
         Raymond Chi-Keung Ho              Director
         Wong Hong Ren                     Director
         Tan Aik-Leang                     Director
         Neo Poh Kiat                      Director
         Philip Ting Sii Tien              Chief Financial Officer and Director
         Sheila Murugasu                   General Counsel
         Ira Stuart Outerbridge III        Secretary

In addition, the board has appointed Mr. Tan Aik-Leang as the Chairman of the Audit Committee and designated him to replace Mr. Philip Ting Sii Tien as the Company's Audit Committee Financial Expert. The board has also appointed Mr. Neo Poh Kiat as a member of the Audit Committee of the Company. Accordingly, the Audit Committee and Special Committee have been re-constituted as follows:

         AUDIT COMMITTEE                   SPECIAL COMMITTEE
         ---------------                   -----------------
         Tan Aik-Leang (Chairman)          Wong Hong Ren (Chairman)
         Raymond Chi-Keung Ho              Raymond Chi-Keung Ho
         Neo Poh Kiat

Mr. Tan and Mr. Neo have also been appointed as directors of Yuchai. The current directors and executive officers of Yuchai are set forth below:

         NAME                              POSITION
         ----                              --------
         Wang Jianming                     Chairman and Chief Executive Officer
         Gao Jia Lin                       Deputy Chairman
         Shao Qihui                        Director
         Wong Hong Ren                     Director
         Teo Tong Kooi                     Director
         Raymond Chi-Keung Ho              Director
         Neo Poh Kiat                      Director
         Tan Aik-Leang                     Director
         Philip Ting Sii Tien              Director
         Qin Xiao Cong                     Director
         Yuan Xu Cheng                     Director
         Zeng Shiqiang                     Assistant to Chairman and Director
         Li Tiansheng                      General Manager and Director
         Liang Weijian                     Deputy General Manager
         Yang Jianjun                      Deputy General Manager
         Yang Weizhong                     Chief Accountant
         Shen Jie                          Chief Engineer
         Lim Poh Lea                       Financial Controller

3.   Reorganization Agreement

Subsequent to the execution of the Reorganization Agreement in April 2005, a number of steps have been taken by the parties thereto towards its implementation. For example, Yuchai's directors and shareholders have confirmed that the amendments to Yuchai's Articles of Association and corporate governance guidelines required to be adopted by Yuchai pursuant to the Reorganization Agreement have been ratified and implemented, and that steps are being taken to have such amendments and guidelines approved by the relevant Chinese authorities. Yuchai has also paid a consultancy fee of US$1.5 million to the Company, pursuant to Section 2.8 of the Reorganization Agreement, and commenced steps to rectify the disputed loan made to Yuchai Marketing Company Limited. In addition, the Company has been advised by Yuchai that Yuchai has appointed Credit Suisse First Boston as financial advisor to Yuchai to assist Yuchai with the implementation of the Reorganization Agreement.

While the parties to the Reorganization Agreement appear to be making progress towards its implementation, no assurance can be given that the terms of the Reorganization Agreement remaining to be fulfilled can be fully implemented on the terms contemplated therein, nor that the implementation of the Reorganization Agreement will effectively resolve the prior disagreements between the Company and Yuchai's Chinese shareholders.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: May 27, 2005

                                 CHINA YUCHAI INTERNATIONAL LIMITED


                                 By:          /s/ Philip Ting Sii Tien
                                     -------------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director